Filed Pursuant to Rule 433

Registration No. 333-237082

Medium-Term Notes, Series AA

$1,250,000,000 1.375% Fixed Rate Senior Notes due July 22, 2030

Final Terms and Conditions

July 16, 2020

Issuer:	U.S. Bancorp

Note Type:	Senior Notes

Ratings*:	A1 / A+ / A+ / AA (Moody’s / S&P / Fitch / DBRS) (Stable / Stable / Negative / Negative)

Principal Amount:	$1,250,000,000

Pricing Date:	July 16, 2020

Settlement Date:	July 20, 2020 (T+2)

Maturity Date:	July 22, 2030

Redemption Date:	April 22, 2030

Redemption Terms:	Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the notes (par), plus accrued and unpaid interest thereon to the date of redemption. U.S. Bancorp shall provide 10 to 60 calendar days’ notice of redemption to the registered holder of the notes.

Coupon:	1.375%

Pricing Benchmark:	UST 0.625% due May 15, 2030

Benchmark Yield:	0.614%

Reoffer Spread:	+83 bps

Reoffer Yield:	1.444%

Price to Public:	99.359%

Gross Spread:	0.277%

All-In Price:	99.082%

Net Proceeds to Issuer:	$1,238,525,000

First Coupon Date:	January 22, 2021

Interest Payment Dates:	Semiannually, on the 22nd of January and July

CUSIP:	91159HJA9

Joint-Bookrunning Managers:	U.S. Bancorp Investments, Inc., Goldman Sachs & Co. LLC, RBC Capital Markets, LLC

Co-Managers:	Blaylock Van, LLC, Cabrera Capital Markets LLC, Siebert Williams Shank & Co., LLC

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling U.S. Bancorp Investments, Inc. at 1-877-558-2607, Goldman Sachs & Co. LLC at 1-866-471-2526, or RBC Capital Markets, LLC at 1-866-375-6829.